

SEC 10035198 MISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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CM

SEC FILE NUMBER
8- 50767

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cornerstone Institutional Investors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

74 West Broad Street, Suite 340
(No. and Street)

Bethlehem, (City) PA (State) 18018 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Donna M. Humphrey, Financial & Operations Principal 1-610-694-0900
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name – *if individual, state last, first, middle name*)

Two Commerce Square, 2001 Market Street, Suite 3100, Philadelphia, PA 19103
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Malcolm L. Cowen II, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cornerstone Institutional Investors, Inc., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
Tiffany A. Gilbert - Notary Public
Bethlehem Twp., Northampton County
MY COMMISSION EXPIRES FEB. 04, 2014

Signature

President

Title

Tiffany Gilbert 2/23/10

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements and Report of Independent Registered Public Accounting Firm

Cornerstone Institutional Investors, Inc. (a wholly owned subsidiary of Harleysville National Bank)

December 31, 2009

Contents



Audit • Tax • Advisory

Grant Thornton LLP
2001 Market Street, Suite 3100
Philadelphia, PA 19103-7080

T 215.561.4200
F 215.561.1066
www.GrantThornton.com

Report of Independent Registered Public Accounting Firm

Board of Directors
Harleysville National Bank

We have audited the accompanying statement of financial condition of Cornerstone Institutional Investors, Inc. (a wholly owned subsidiary of Harleysville National Bank) (a Pennsylvania corporation) (the "Company") as of December 31, 2009, and the related statement of income, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America as established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Cornerstone Institutional Investors, Inc., as of December 31, 2009, and the results of its operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 17 and 18 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplemental information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Grant Thornton LLP

Philadelphia, Pennsylvania

February 20, 2010

Cornerstone Institutional Investors, Inc.
(a wholly owned subsidiary of Harleysville National Bank)

STATEMENT OF FINANCIAL CONDITION

December 31, 2009

ASSETS	
ASSETS	
Cash	$ 1,231,472
Deposits with clearing organization	631,157
Commissions and advisory fees receivable	156,832
Deposits	502
Security deposits	4,380
Property and equipment, net	13,297
Goodwill	1,266,124
Identifiable intangible assets, net	350,092
Total assets	$ 3,653,856
LIABILITIES AND STOCKHOLDER'S EQUITY	
LIABILITIES	
Accounts payable	$ 192,272
Commissions payable, affiliate	11,698
Accrued affiliate expense reimbursement	99,858
Unearned advisory fees	21,951
Due to Parent	95,067
Total liabilities	420,846
STOCKHOLDER'S EQUITY	
Common stock, authorized 1,000 shares of $0.01 par value; issued shares - 100	1
Additional paid-in capital	2,172,965
Retained earnings	1,060,044
Total stockholder's equity	3,233,010
Total liabilities and stockholder's equity	$ 3,653,856

The accompanying notes are an integral part of this statement.

Cornerstone Institutional Investors, Inc.
(a wholly owned subsidiary of Harleysville National Bank)

STATEMENT OF INCOME

For the year ended December 31, 2009

REVENUES	
Commission/advisory income	$ 3,001,082
Interest income	165
Total revenues	3,001,247
EXPENSES	
Commissions	1,640,628
Affiliate reimbursements	690,562
Professional fees	27,127
Rent	40,999
Insurance	40,257
Office supplies and expenses	25,986
Regulatory fees and expenses	23,003
Occupancy/equipment expenses	30,837
Postage	4,380
Computer expense	18,929
Mercantile and other taxes	9,918
Telephone	18,629
Marketing expense	8,558
Amortization expense	69,033
Auto expense	11,276
Travel expense	10,620
Miscellaneous	14,342
Total expenses	2,685,084
INCOME BEFORE INCOME TAXES	316,163
Income taxes	127,913
NET INCOME	$ 188,250

The accompanying notes are an integral part of this statement.

Cornerstone Institutional Investors, Inc.
(a wholly owned subsidiary of Harleysville National Bank)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

For the year ended December 31, 2009

	Common stock		Additional paid-in capital	Retained earnings	Total
	Shares	Amount			
BALANCES, DECEMBER 31, 2008	100	$ 1	$ 2,172,965	$ 871,794	$ 3,044,760
NET INCOME	-	-	-	188,250	188,250
BALANCES, DECEMBER 31, 2009	100	$ 1	$ 2,172,965	$ 1,060,044	$ 3,233,010

The accompanying notes are an integral part of this statement.

Cornerstone Institutional Investors, Inc.
(a wholly owned subsidiary of Harleysville National Bank)

STATEMENT OF CASH FLOWS

For the year ended December 31, 2009

CASH FLOWS PROVIDED BY OPERATING ACTIVITIES	
Net income	$ 188,250
Adjustments to reconcile net income to net cash provided by operating activities	
Depreciation and amortization	75,895
Changes in assets and liabilities	
Deposits with clearing organization	(93,566)
Commissions receivable	77,062
Deposits	2,654
Accounts payable	(26,183)
Commissions payable, affiliate	(72,160)
Accrued affiliate expense reimbursement	(12,532)
Unearned advisory fees	4,167
Due to Parent	(24,610)
Net cash provided by operating activities	118,977
CASH FLOWS USED IN INVESTING ACTIVITIES	
Purchase of equipment	(1,517)
Net cash used in investing activities	(1,517)
NET INCREASE IN CASH	117,460
CASH, BEGINNING OF YEAR	1,114,012
CASH, END OF YEAR	$ 1,231,472

The accompanying notes are an integral part of this statement.

NOTES TO FINANCIAL STATEMENTS

December 31, 2009

NOTE A - NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1. Nature of Operations

Cornerstone Institutional Investors, Inc. ("CII" or the "Company"), a Pennsylvania corporation, was incorporated on November 13, 1997, and commenced operations on June 24, 1998. Effective January 1, 2006, Harleysville National Bank (the "Parent") acquired all of the outstanding stock of the Company.

The Company operates as a "fully-disclosed introducing general securities" broker/dealer and registered investment advisor. The Company does business in the following products:

- 401(k) Compensation Plans
- Mutual Funds, including 529 Plans
- Equities
- Variable Life/Annuity Contracts
- Investment Supervisory and Advisory Services

The Company is registered as a broker/dealer and a registered investment advisor with the Securities and Exchange Commission and the Financial Industry Regulatory Authority ("FINRA") (formerly known as the National Association of Securities Dealers, Inc.) and is registered in 25 states.

On March 2, 2007, Cornerstone Financial Consultants, Ltd. ("CFC"), an affiliate of CII, acquired a business succession firm located in Towson, Maryland. The firm, known as Cornerstone-McPherson, became a division of CFC and in late March 2007 and became a Non-OSJ branch office of CII. A Non-OSJ branch office is a FINRA term defined as a branch without a supervising principal on location. The only expenses being incurred by CII for Cornerstone-McPherson are the licensing and registration fees for the registered representatives. All other expenses associated with this office are the responsibility of CFC; however, CII is responsible for the supervision of the registered representatives located in the Non-OSJ branch office. In April 2009, Cornerstone-McPherson ceased operations and the office located in Towson, Maryland was withdrawn as a FINRA Registered Branch Office of CII effective April 17, 2009.

2. Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(Continued)

NOTE A - NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

3. Revenue Recognition

Commission income on securities transactions is recorded on a settlement date basis; referral fees are recognized as income when received, and advisory fees are recorded as income in the period in which they are earned.

4. Income Taxes

As a result of the acquisition by the Parent, the Company ceased to qualify as an S corporation and is treated as a C corporation for federal and state income tax purposes, effective January 13, 2006.

There are two components of income tax expense which are federal and state income taxes. The Company, as a wholly owned subsidiary of the Bank, is included in the consolidated federal income tax return of Harleysville National Corporation and subsidiaries using the applicable federal income tax rate of 35%. For state tax purposes, the Company files as a separate company and is subject to the Pennsylvania corporate net income tax. As of December 31, 2009, there is a deferred tax liability of $84,466 related to the amortization of goodwill and intangibles that are deductible for tax purposes.

The federal and state tax expense for the year ended December 31, 2009 are $95,067 and $32,846 respectively, of which $95,067 is included in the due to Parent on the Company's statement of condition.

5. Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities and commodities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis. Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition. Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management.

6. Cash and Cash Equivalents

For reporting cash flows, cash and cash equivalents include cash and due from banks and interest-bearing deposits with banks. The Company maintains cash deposits in other depository institutions that occasionally exceed the amount of deposit insurance available. Management periodically assesses the financial condition of these institutions and believes that the risk of any possible credit loss is minimal. Interest-bearing deposits in other financial institutions consist of short-term investments generally having maturities of less than 30 days.

(Continued)

NOTE A - NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

7. Goodwill and Intangible Assets

Goodwill is subject to impairment testing at least annually; the Company tests for impairment as of June 30 of each year. The Company has tested the goodwill included on its balance sheet as of December 31, 2009, and has determined that it was not impaired as of such date. Identifiable intangible assets with finite useful lives are amortized on a straight-line basis over their estimated lives (ranging from five to ten years) and are evaluated for impairment if events and circumstances indicate a possible impairment.

8. New Accounting Pronouncements

In June 2009, the Financial Accounting Standards Board ("FASB") issued the Accounting Standards Codification (the "ASC" or the "Codification") establishing the Codification as the source of authoritative U.S. GAAP recognized by the FASB to be applied by nongovernmental entities. On the effective date of this topic, the Codification superseded all existing accounting and reporting standards other than guidance issued by the SEC. All other non-grandfathered non-SEC accounting literature not included in the Codification became non-authoritative. The Codification was effective for financial statements issued for interim and annual periods ending after September 15, 2009. The adoption of the Codification did not have a material impact on the Company's financial statements, although references to specific authoritative literature in financial statements were eliminated and discussion of accounting concepts was enhanced.

In May 2009, the FASB issued guidance relating to subsequent event, which intended to establish principles and requirements for subsequent events not addressed in other U.S. GAAP. The guidance sets forth: (1) the period after the balance sheet date during which management shall evaluate events; (2) circumstances under which an entity shall recognize events or transactions occurring after the balance sheet date; and (3) the disclosures that an entity shall make about events or transactions that occur after the balance sheet date, including a disclosure as to the date through which an entity has evaluated subsequent events and whether that represents the date the financial statements were issued or were available to be issued. The guidance is effective for interim periods or annual financial periods ending after June 15, 2009. The adoption of the guidance will increase financial statement disclosures when applicable items are identified. Management has evaluated subsequent events through February 10, 2010.

In 2009, the FASB's existing guidance on uncertain tax positions became applicable for non-public entities. The guidance clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The provisions of the guidance are to be applied to all tax positions upon initial adoption of the standard. Only tax positions that meet a "more-likely-than-not" recognition threshold at the effective date may be recognized or continue to be recognized upon adoption. The cumulative effect of applying the provisions is to be reported as an adjustment to the opening balance of retained earnings for that fiscal year. The interpretation also provides guidance on de-recognition, classification, interest and penalties, accounting in disclosure and transition. Additionally, the FASB issued

(Continued)

NOTE A - NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

implementation guidance in 2009 on accounting for uncertainty in income taxes and disclosure amendments for non-public entities to amend the existing guidance on uncertain tax positions. The amendments modify the disclosure requirements for non-public entities and provide implementation guidance that is applicable to all entities. The provisions for non-public entities are effective for fiscal years beginning after December 15, 2008. The Company's implementation of this interpretation did not have a material impact on the Company's financial position or results of operations and did not result in an adjustment to opening retained earnings.

NOTE B - CHANGE OF OWNERSHIP

On July 27, 2009, the Bank's parent, Harleysville National Corporation ("the Corporation"), and First Niagara Financial Group, Inc. ("First Niagara"), the holding company for First Niagara Bank, announced that they had entered into an Agreement and Plan of Merger (the "Merger Agreement"), dated July 26, 2009, which sets forth the terms and conditions pursuant to which the Corporation will merge with and into First Niagara in a transaction valued at approximately $237 million. Under the terms of the Merger Agreement, shareholders of the Corporation will receive 0.474 shares of First Niagara stock for each share of common stock they own, representing a premium of about 37.5% based on the Corporation's closing price on July 24, 2009 of $4.00 per share. The exchange ratio is based on First Niagara's five-day average closing stock price of $11.60 on July 22, 2009. The exchange ratio is subject to downward adjustment if loan delinquencies of Harleysville National Bank and Trust Company exceed specified amounts. The Boards of Directors of the Corporation and First Niagara and the shareholders of the Corporation have approved the Merger Agreement, but the transaction remains subject to regulatory approval and other customary closing conditions. It is expected that the transaction will be completed in the first quarter of 2010.

Effective January 1, 2006, Harleysville National Bank (the "Bank") completed its acquisition of the Cornerstone Companies. The acquisition was consummated pursuant to a Purchase Agreement dated November 15, 2005, by and among the Bank and CFC, CII, Cornerstone Advisors Asset Management, Inc. (CAAM), and together with CFC and CII (collectively, the Cornerstone Companies) and Cornerstone Management Resources, Inc. (CMR).

Under the Purchase Agreement, the Bank acquired all of the outstanding capital stock of CFC and CII, substantially all of the assets of CAAM, and certain limited assets of CMR. The purchase price consisted of $15.0 million in cash paid at closing and a contingent payment of up to $7.0 million to be paid post-closing. The contingent payment is based upon the Cornerstone Companies meeting certain minimum operating results during a five-year earn-out period with a maximum payout of $7.0 million over the next five years. At December 31, 2009, the remaining maximum payout to the Cornerstone Companies is $3.4 million through 2010, of which $395,000 would impact the financial statements of CII.

(Continued)

NOTE B - CHANGE OF OWNERSHIP - Continued

The Cornerstone Companies acquisition was accounted for using the purchase method of accounting. Goodwill and identifiable intangibles allocated to the Company were $1,266,000 and $626,000, respectively. The minimum operating results were not met by the Cornerstone Companies during 2009 resulting in no earn-out payment. The original intangible assets consist of $562,000 in a customer list intangible and $64,000 in a non-compete intangible. Amortization of the identifiable intangibles for the Company totaled $69,033 for the year ending December 31, 2009.

The purchase price was allocated among the Cornerstone Companies based on the percentage of pre-tax year one-budgeted earnings of each Cornerstone entity, which resulted in an allocation of the total purchase price of 11.29% to CII, 33.36% to CAAM and 55.35% to CFC.

NOTE C - COMMISSIONS AND ADVISORY FEES RECEIVABLE

The Company utilizes the services of a clearing broker to execute securities transactions for the Company's customers. The Company is paid customer commissions through the clearing broker for all transactions executed by the Company's customers. In addition, the Company receives commissions from insurance companies for the sale of variable life and annuity contracts. The advisory fees are asset-based fees deducted from the Company's clients' investment accounts by the custodian of the client's investments. The fees are forwarded to the Company by the custodian of the clients' assets. There may be some advisory fees that are billed directly to the client upon the client's request. The commissions and advisory fees receivable are reported in the month they are earned at amounts the Company expects to collect based on the asset values of the accounts. The commissions and advisory fees receivable are considered fully collectible by management and, accordingly, no allowance for doubtful accounts is considered necessary.

NOTE D - GOODWILL AND INTANGIBLE ASSETS

Goodwill as of December 31, 2009 consists of the following:

Cornerstone Institutional Investors	$ 1,266,124

Identifiable intangible assets, net:

	December 31, 2009		
	Gross carrying amount	Accumulated amortization	Net balance
Identified intangible assets			
Non-compete agreement	$ 64,105	$ 51,285	$ 12,820
Customer lists	562,119	224,848	337,272
Identifiable intangible assets, net	$ 626,224	$ 276,132	$ 350,092

(Continued)

NOTE D - GOODWILL AND INTANGIBLE ASSETS - Continued

Amortization expense for the year ended December 31, 2009 was $69,033. The estimated aggregate amortization expense for each of the five succeeding years is as follows:

Year	Amount
2010	$ 69,033
2011	56,212
2012	56,212
2013	56,212
2014	56,212
Thereafter	56,211
Total	$ 350,092

During 2009 the Company performed its annual goodwill impairment test. Based upon the results of such tests, the Company determined that the estimated fair value of the reporting unit exceeded the book value.

NOTE E - RELATED PARTY TRANSACTIONS

The Company uses office space for its branch office in a building owned by a partnership wherein one of the Directors is a general partner. Prior to the acquisition, John R. Yaissle, General Partner of the Yaissle Family Limited Partnership and then President of CFC, leased the office space to CFC. At the time of the acquisition in January 2006, Harleysville National Bank entered into a lease agreement with the Yaissle Family Limited Partnership to lease the space. After the acquisition, the Company continues to utilize space for its branch office without incurring any costs for the use of that space. No rent or other obligation is associated with the use of this space.

The Company has agreed to reimburse Harleysville Management Corporation, a wholly owned subsidiary of Harleysville National Corporation, for salaries, benefits, and any type of related employee expenses. The total amount reimbursed was $690,562 for 2009 of which $99,858 is payable at December 31, 2009.

On January 2, 2006, the Company entered into an agreement with CFC, a wholly owned subsidiary of Harleysville National Bank, whereby the Company has agreed to forward all commissions, net of a 15% processing charge, paid to the Company by its various insurance carriers for the sale and renewal of variable life insurance products. Commissions to this affiliate were $1,580,868 for the year ended December 31, 2009 of which $11,698 is payable at December 31, 2009. The current agreement is for an initial period of (6) months and will automatically renew for successive periods of (6) months unless either party provides 30 days notice of cancellation prior to any renewal period. On February 1, 2008 an addendum was made to the original agreement that included the payment of 100% of non-variable commissions received by the company to CFC if sold by an insurance agent of both CFC

(Continued)

NOTE E - RELATED PARTY TRANSACTIONS - Continued

and CII and underwritten through CII. During 2009, 100% of all commissions received by the companies for non-variable life insurance products were forwarded to CFC who served as the underwriting agent for the transactions. Commissions paid to this affiliate were $23,526 for the year ended December 31, 2009 of which $-0- is payable to CFC at December 31, 2009.

The Company maintains its bank accounts at the Parent. As of December 31, 2009, the Company had approximately $1,231,000 on deposit, of which approximately $981,000 is over the FDIC insurance limit.

NOTE F - NET CAPITAL REQUIREMENT

The Company is subject to the US Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2009, the Company had net capital of $404,849, which was $354,849 in excess of its required net capital of $50,000. The Company's ratio of aggregate indebtedness to net capital was 1.04 to 1 at December 31, 2009.

NOTE G - EXEMPTIVE PROVISION OF RULE 15C3-3

The Company does not carry security accounts for customers or perform custodial functions relating to customer securities, and since it does not control, possess or put at risk any customers funds or securities, the Company qualifies for exemption under subparagraph (k)(2)(ii) of the provisions of Rule 15c3-3 which otherwise requires disclosure of the "Computation for Determination for Reserve Requirements" and the schedule of "Information for Possession or Control Requirements."

NOTE H - COMMITMENTS

The Company leases various office equipment under operating leases. The space is shared with an affiliated company. On October 1, 2006 the lease was renewed for a period of seven years with a revised lease expiration date of September 30, 2013. The Company uses 34% of the space as of December 31, 2009. The Company is jointly and severally liable to the terms contained in the lease. The Company's share of the future minimum rental payments are as follows:

Year ending	Payments
2010	$ 41,003
2011	42,233
2012	43,500
2013	33,354
	$ 160,090

In addition, the lease calls for payments of estimated operating expenses for each year for the term of the lease. Total rent expense amounted to $39,908 for the year ended December 31, 2009, which is recorded using the straight line method over the life of the lease.

NOTE I - BENEFIT PLAN

The Company's employees participate in the Parent's 401(k) plan which allows employees to contribute a portion of their compensation on a pre-tax and/or after-tax basis in accordance with specified guidelines. The Parent previously matched 50% of pre-tax employee contributions up to a maximum of 3% and additionally all eligible employees previously received a company funded basic contribution to the 401(k) plan equal to 2% of eligible earnings. On March 12, 2009, the Parent's Board of Directors approved an amendment to the 401(k) plan providing for the suspension of the Corporation's basic and matching contributions effective for the April 17, 2009 employee bi-weekly pay period until further notice by the Board of Directors. The matching contributions for the year ended December 31, 2009 totaled $14,221 and are included within the affiliated reimbursements in the accompany statement of income.

SUPPLEMENTAL INFORMATION

Cornerstone Institutional Investors, Inc.
(a wholly owned subsidiary of Harleysville National Bank)

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2009

COMPUTATION OF NET CAPITAL

TOTAL STOCKHOLDER'S EQUITY	$ 3,233,010
Less non-allowable assets	
Cash	997,056
Commissions and fees receivable	142,710
Goodwill and intangibles	1,616,216
Other assets	18,179
Other deductions	54,000
Total nonallowable assets	2,828,161
NET CAPITAL	$ 404,849

COMPUTATION OF AGGREGATE INDEBTEDNESS

TOTAL AGGREGATE INDEBTEDNESS LIABILITIES	
Accounts payable	$ 192,272
Commissions payable	11,698
Accrued affiliate expense reimbursement	99,858
Unearned advisory fees	21,951
Due to Parent	95,067
Total aggregate indebtedness liabilities	420,846
TOTAL AGGREGATE INDEBTEDNESS	$ 420,846

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

REGULATORY MINIMUM	$ 50,000
CALCULATED MINIMUM BASED ON AGGREGATE INDEBTEDNESS	$ 28,057
REQUIRED CAPITAL	$ 50,000
NET CAPITAL IN EXCESS OF REQUIREMENT	$ 354,849
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	1.04

No material differences exist between the above computation and the computation included in the company's unaudited Form X-17A-5 Part II A quarterly filing.

Cornerstone Institutional Investors, Inc.
(a wholly owned subsidiary of Harleysville National Bank)

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENT UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2009

Not applicable: The Company has complied with the exemptive provisions of Rule 15c3-3 under subparagraph (k)(2)(ii). The Company's business is limited to the distribution of mutual funds and/or variable life insurance or annuities. The Company does not hold customer funds or safekeep customer securities.

Report on Internal Control Required by Rule 17a-5(g)(1)

Cornerstone Institutional Investors, Inc. (a wholly owned subsidiary of Harleysville National Bank)

December 31, 2009



Audit • Tax • Advisory

Grant Thornton LLP
2001 Market Street, Suite 3100
Philadelphia, PA 19103-7080

T 215.561.4200
F 215.561.1066
www.GrantThornton.com

Report on Internal Control Required by SEC Rule 17a-5(g)(1)

Board of Directors
Harleysville National Bank

In planning and performing our audit of the financial statements of Cornerstone Institutional Investors, Inc. (a wholly owned subsidiary of Harleysville National Bank) (the Company), as of and for the year ended December 31, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the U.S. Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following: 1) making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13, and 2) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America (US GAAP). Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and may not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were, as described in the second paragraph of this report, adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority (FINRA) and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Grant Thornton LLP

Philadelphia, Pennsylvania

February 20, 2010

Independent Registered Public Accounting Firm's Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

Cornerstone Institutional Investors, Inc. (a wholly owned subsidiary of Harleysville National Bank)

December 31, 2009



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Independent Registered Public Accounting Firm's Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

Board of Directors
Harleysville National Bank

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the fiscal year ended December 31, 2009, which were agreed to by Cornerstone Institutional Investors, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Cornerstone Institutional Investors, Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Cornerstone Institutional Investors, Inc.'s management is responsible for Cornerstone Institutional Investors, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries for the period January 1, 2009 through December 31, 2009, noting no differences;

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2009 less revenues reported on the FOCUS reports for the period from January 1, 2009 to March 31, 2009, as applicable, with the amounts reported in Form SIPC-7T, reconciled for the period from April 1, 2009 through the year ended December 31, 2009, noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers prepared by management noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers prepared by management supporting the adjustments noting no differences.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Grant Thornton LLP

Philadelphia, Pennsylvania

February 20, 2010